Exhibit 1.A.(5)(a)(i)

ADJUSTABLE TERM INSURANCE RIDER

This rider is a part of the policy to which it is attached if this rider is shown in the Schedule. This rider must be read with all policy provisions. This rider does not participate in our surplus earnings. The insured under this rider is listed in the Schedule. This rider has no loan value. There is no surrender charge applicable to this rider. The rider effective date is the policy date or, if added later, the monthly processing date on or next following the date your application for this rider is approved by us. The owner of this policy is the owner of this rider.

DEATH BENEFIT. Subject to this rider's terms, we will pay the term death benefit in force on the date of the insured's death. This benefit is payable to the beneficiary.

The amount of term death benefit is the difference between the total death benefit and the base death benefit provided by the policy. Total death benefit depends on which death benefit option is in effect.

Option 1: If option 1 is in effect, the total death benefit is the greater of:
  the target death benefit; or
  the account value multiplied by the appropriate factor from the Death Benefit Factors shown in the Schedule.

Option 2: If option 2 is in effect, the total death benefit is the greater of:
  the target death benefit plus the account value; or
  the account value multiplied by the appropriate factor from the Death Benefit Factors shown in the Schedule.

Option 3: If option 3 is in effect, the total death benefit is the greater of:
  the target death benefit plus premiums paid less withdrawals, or the account value multiplied by the appropriate factor from the Death Benefit Factors shown in the Schedule.

In no event will the term death benefit be less than zero. It is also not increased or decreased by policy loan activity.

In your application for this rider you may request a pattern of increasing or decreasing target death benefits. The actual target death benefit is subject to our approval.

The target death benefit is shown in the Schedule attached to your policy. It may be a constant amount or it may change at the beginning of a policy year. The target death benefit may be reduced if there is a partial withdrawal. If a partial withdrawal reduces the stated death benefit, the target death benefit for the current year and all future years will be reduced by an amount equal to the reduction in the stated death benefit. You will receive a new Schedule reflecting the new target death benefit. See your policy for details. The stated death benefit is defined in your policy.

Any requested decreases in the stated death benefit in the policy will eliminate any future scheduled increases in the target death benefit. We may choose not to eliminate these increases upon submission of evidence satisfactory to us that the insured is still insurable according to our normal rules of underwriting for the current premium class.

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COST OF INSURANCE. The cost of insurance for this rider is determined on a monthly basis. The cost is added to the policy's monthly deduction from the account value as of each monthly processing date until this rider terminates. The cost of insurance rates will be determined by us from time to time. They will be based on the issue age and premium class of the insured as well as the duration since the rider effective date. The cost of insurance for this rider is calculated as the monthly cost of insurance rate multiplied by the death benefit (in thousands) for this rider. The monthly guaranteed maximum cost of insurance rates per $1,000 for this rider are shown in the Schedule on the applicable table of guaranteed rates attached to your policy.

INCONTESTABILITY. After this rider has been in force while the insured is alive for two years from the rider effective date, we will not contest the statements in the application for this rider attached at the time the rider is issued.

After this rider has been in force while the insured is alive for two years from the effective date of any increase in the amount of insurance, we will not contest the statements in the application for the increase.

After this rider has been in force while the insured is alive for two years from the effective date of any reinstatement of this rider, we will not contest the statements in the application for such reinstatement of this rider.

SUICIDE EXCLUSION. If the policy terminates for suicide, this rider will then terminate without value.

If the insured commits suicide, while sane or insane, within two years of the rider effective date and the policy is not terminated due to this suicide, we will terminate this rider and make a limited payment to the beneficiary for the rider. We will pay in one sum the amount of the cost of insurance for this rider which was deducted from the policy.

If the insured commits suicide, while sane or insane, within two years of the effective date of an increase and the policy is not terminated due to this suicide, we will terminate the increase and pay the cost of insurance associated with the increase.

MISSTATEMENT OF AGE OR GENDER. If the insured's age or gender has been misstated, the death benefit will be adjusted . The death benefit will be that which the cost of insurance which was deducted from the policy value on the last monthly processing date prior to the death of the insured would have purchased for the insured's correct age or gender.

CHANGE IN AMOUNT OF COVERAGE. The target death benefit under this rider may be increased or decreased by sending a written request to our Customer Service Center. Decreases are not allowed before the first rider anniversary. You may request an increase on the first monthly processing date following the effective date of this rider. Any request for increased death benefits will automatically be an increase to the stated death benefit as well as to the target death benefit unless you specifically request an increase only to the target death benefit. You may increase or decrease the target death benefit only once each policy year. You may not increase insurance coverage provided by this rider after attained age 85 (after attained age 75 when this policy is issued as part of a group or sponsored plan). Any change in coverage may not be for an amount less than $1,000. Such change is subject to the following conditions:

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  Any requested decrease in target death benefit is subject to our approval. Our approval may be conditioned on eliminating any future increases to the target death benefit that are shown in the Schedule.
  Any request for an increase must be applied for on a supplemental application. The increase is subject to evidence satisfactory to us that the insured is still insurable according to our normal rules of underwriting for the current premium class for this type of rider. If there is no change in premium class, the increase will be processed.
  For any increase or addition to coverage, the effective date will be the monthly processing date that falls on or next follows the date the supplemental application is approved by us. For any decrease in coverage, the effective date will be the monthly processing date that fall on or next follows receipt of the written request to reduce coverage.
  Any decrease in the total death benefit will first reduce adjustable term insurance before stated death benefit is reduced.

For any change in coverage, a supplemental Schedule will be issued.

TERMINATION. This rider will terminate on the earliest of the following dates:

  Expiration of the grace period of the policy.
  Termination or surrender of the policy.
  Receipt by us of a written request from you to cancel this rider on any monthly processing date.
  Policy anniversary nearest the insured's 100th birth date.
  When the policy to which this rider is attached is kept in force under the Guaranteed Minimum Death benefit option.

Any deduction for the cost of insurance after termination of this rider will not be considered a reinstatement of this rider nor a waiver by us of the termination. Any such deduction will be credited to the account value of the policy as of the date of the deduction.

REINSTATEMENT. If you reinstate your policy under the Reinstatement provision in the policy, this rider will be reinstated.

Signed for the company at Denver, Colorado

SECURITY LIFE OF DENVER INSURANCE COMPANY

SECRETARY

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ADJUSTABLE TERM INSURANCE RIDER SCHEDULE
TABLE OF TARGET DEATH BENEFITS AND GUARANTEED MONTHLY MAXIMUM COST
OF TERM INSURANCE RATES PER $1,000 OF INSURANCE

POLICY YEAR	TARGET DEATH BENEFIT	GUARANTEED MONTHLY RATES	POLICY YEAR	TARGET DEATH BENEFIT	GUARANTEED MONTHLY RATES
0	150,000.00	0.43602	28	150,000.00	0.17753
1	150,000.00	0.11168	29	150,000.00	0.17837
2	150,000.00	0.10334	30	150,000.00	0.18003
3	150,000.00	0.10251	31	150,000.00	0.18587
4	150,000.00	0.09918	32	150,000.00	0.19087
5	150,000.00	0.09418	33	150,000.00	0.19921
6	150,000.00	0.09001	34	150,000.00	0.20838
7	150,000.00	0.08334	35	150,000.00	0.22005
8	150,000.00	0.07917	36	150,000.00	0.23339
9	150,000.00	0.07751	37	150,000.00	0.25006
10	150,000.00	0.07584	38	150,000.00	0.26924
11	150,000.00	0.08001	39	150,000.00	0.29092
12	150,000.00	0.08834	40	150,000.00	0.31510
13	150,000.00	0.10334	41	150,000.00	0.34262
14	150,000.00	0.12001	42	150,000.00	0.37097
15	150,000.00	0.13835	43	150,000.00	0.40350
16	150,000.00	0.15752	44	150,000.00	0.43686
17	150,000.00	0.17420	45	150,000.00	0.47439
18	150,000.00	0.18587	46	150,000.00	0.51276
19	150,000.00	0.19420	47	150,000.00	0.55447
20	150,000.00	0.19837	48	150,000.00	0.59869
21	150,000.00	0.19921	49	150,000.00	0.64709
22	150,000.00	0.19671	50	150,000.00	0.69966
23	150,000.00	0.19420	51	150,000.00	0.76141
24	150,000.00	0.19004	52	150,000.00	0.82985
25	150,000.00	0.18420	53	150,000.00	0.90832
26	150,000.00	0.18003	54	150,000.00	0.99683
27	150,000.00	0.17837	55	150,000.00	1.09202

ADJUSTABLE TERM INSURANCE RIDER SCHEDULE
TABLE OF TARGET DEATH BENEFITS AND GUARANTEED MONTHLY MAXIMUM COST
OF TERM INSURANCE RATES PER $1,000 OF INSURANCE

POLICY YEAR	TARGET DEATH BENEFIT	GUARANTEED MONTHLY RATES	POLICY YEAR	TARGET DEATH BENEFIT	GUARANTEED MONTHLY RATES
56	150,000.00	1.19559
57	150,000.00	1.30253
58	150,000.00	1.41784
59	150,000.00	1.54070
60	150,000.00	1.67781
61	150,000.00	1.83085
62	150,000.00	2.00317
63	150,000.00	2.19899
64	150,000.00	2.41666
65	150,000.00	2.65537

REFER TO YOUR RIDER FOR MORE INFORMATION.